Lantronix, Inc.

48 Discovery, Suite 250

Irvine, California 92618

February 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Uwem Bassey

Re:	Lantronix, Inc.
Registration Statement on Form S-3
Filed February 7, 2025
File No. 333- 284749
Request for Acceleration

Dear Mr. Bassey,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lantronix, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on February 19, 2025, or as soon thereafter as practicable.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (949) 453-3990.

Sincerely,

Lantronix, Inc.

By: _/s/ Brent Stringham____
Name: Brent Stringham
Title: Chief Financial Officer

Cc:	Mark D. Peterson, O’Melveny & Myers LLP